

January 12, 2010

Ms. Hong Tan
Chief Financial Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road
Haizhou District, Fuxin City
Liaoning, PRC, 123000

RE: **Form 8-K Item 4.01 filed November 16, 2009**
        Form 8-K/A Item 4.01 filed November 19, 2009
        File #0-21071

Dear Ms. Tan:

        We issued comments to you on the above captioned filings in a letter dated November 18, 2009. We also issued a comment orally on November 19, 2009. As of the date of this letter, comment #3 from our letter dated November 18, 2009 remains outstanding and unresolved. We expect you to provide a substantive response to this comment by January 26, 2010.

        If you do not provide a substantive response to the outstanding comment by January 26, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or the undersigned at (202) 551-3355 if you have any questions.

                                Sincerely,

                                Terence O'Brien
                                Accounting Branch Chief